SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended June 30, 2000

       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _____ to _____.

                         Commission File Number 0-21728

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                  BARNETT INC.
                    Profit Sharing and 401(k) Retirement Plan
                                3333 Lenox Avenue
                           Jacksonville, Florida 32254
                                 (904) 384-6530

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  BARNETT INC.
                                3333 Lenox Avenue
                           Jacksonville, Florida 32254
                                 (904) 384-6530

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

       1.   Statements of Net Assets Available for Benefits--June 30, 2000 and
            1999

       2. Statement of Changes in Net Assets Available for Benefits for the Year Ended June 30, 2000

                                  Barnett Inc.
                   Profit Sharing and 401(k) Retirement Plan


                       Financial Statements and Schedule
                          as of June 30, 2000 and 1999
                         Together With Auditors' Report

                                  BARNETT INC.

                    PROFIT SHARING AND 401(k) RETIREMENT PLAN


                        FINANCIAL STATEMENTS AND SCHEDULE

                             JUNE 30, 2000 AND 1999





                                TABLE OF CONTENTS



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

         Statements of Net Assets Available for Benefits--June 30, 2000 and 1999

         Statement of Changes in Net Assets Available for Benefits for the Year Ended June 30, 2000


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE


SCHEDULE SUPPORTING FINANCIAL STATEMENTS

         Schedule I: Schedule H, Line 4i--Schedule of Assets Held for Investment Purposes--June 30, 2000

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Plan Administrator of
Barnett Inc. Profit Sharing and
401(k) Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of BARNETT INC. PROFIT SHARING AND 401(k) RETIREMENT PLAN as of June 30, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended June 30, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2000 and 1999 and the changes in its net assets available for benefits for the year ended June 30, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP

Jacksonville, Florida
December 13, 2000

                                  BARNETT INC.

                    PROFIT SHARING AND 401(k) RETIREMENT PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                             JUNE 30, 2000 AND 1999








                                                    2000            1999
                                                    ----            ----

ASSETS:
    Investments, at fair value (Note 3)          $4,972,705       $3,791,475
                                                  ---------        ---------
RECEIVABLES:
    Participants                                      6,725            6,072
    Employer                                          1,420            1,229
                                                  ---------        ---------
              Total receivables                       8,145            7,301
                                                  ---------        ---------
NET ASSETS AVAILABLE FOR BENEFITS                $4,980,850       $3,798,776
                                                  =========        =========







        The accompanying notes are an integral part of these statements.

                                  BARNETT INC.

                    PROFIT SHARING AND 401(k) RETIREMENT PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                        FOR THE YEAR ENDED JUNE 30, 2000








ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Contributions:
      Participants                                         $   917,755
      Employer                                                 269,143
                                                            ----------
            Total contributions                              1,186,898
                                                            ----------
   Investment income:
      Net appreciation in fair value                            61,704
      Interest/dividends                                       203,274
                                                            ----------
            Net investment income                              264,978
                                                            ----------
            Total additions                                  1,451,876
                                                            ----------
BENEFITS PAID TO PARTICIPANTS                                 (256,187)
                                                            ----------
ADMINISTRATIVE EXPENSES                                        (13,615)
                                                            ----------
NET INCREASE                                                 1,182,074

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                         3,798,776
                                                            ----------
   End of year                                             $ 4,980,850
                                                            ==========








         The accompanying notes are an integral part of this statement.

                                  BARNETT INC.

                    PROFIT SHARING AND 401(k) RETIREMENT PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                             JUNE 30, 2000 AND 1999



1.      DESCRIPTION OF THE PLAN

        The following description of the Barnett Inc. Profit Sharing and 401(k) Retirement Plan (the "Plan") of Barnett Inc. (the "Company") provides only general information. More complete information regarding the Plan's provisions can be found in the plan document.

        General

        The Plan is a defined contribution plan under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC. The Plan provides benefits to all employees of the Company. Employees of the Company who are 21 years of age or older, have completed one year of service with the Company, and have worked 1,000 hours in that year are eligible to participate in the Plan. An employee may enter the Plan as of the January 1, April 1, July 1, or October 1 following the date upon which he/she becomes eligible to participate in the Plan.

        Contributions

        Each year, participants may elect to contribute up to 15% of pretax annual compensation, as defined in the Plan and subject to certain limitations under the IRC. Employer matching and discretionary contributions, net of forfeitures, may be contributed to the Plan at the option of the Company's board of directors. The Company may elect to contribute, in the form of matching contributions, up to 50% of the participant's annual contribution at a maximum of 4% of the participant's compensation.

        Participant Accounts

        Each participant's account is credited with the participant's contribution and allocations of plan earnings. Allocations of plan earnings are based on account balances, as defined in the plan document.

        Investment Options

        Upon enrollment in the Plan, a participant may direct employee contributions in any of 13 investment options:

                Money Market Account

                The money market account invests in high-quality commercial paper (short-term, unsecured corporate loans). The average maturity is usually less than one month. The account is managed by Principal Life Insurance Company.

                American Century:  20th Century Ultra

                This mutual fund invests in stocks of some of the fastest growing companies that are considered to have better-than-average potential for earnings. The fund invests only in the stocks of companies that have operated continuously for three or more years.

                U.S. Stock Account

                This mutual fund invests money in stocks of U.S. companies of all sizes. The strategy is to target stocks that are considered to be good values when their prices are compared to their long-term earnings potential.

                Vanguard Wellington

                This mutual fund invests 60% to 70% of its assets in stocks and the remainder in bonds to provide a combination of long-term growth and income. The fund may invest up to 10% of assets in foreign securities.

                Bond & Mortgage Account

                This mutual fund invests primarily in intermediate-term, investment-grade fixed income securities, which are mainly private placement bonds, commercial mortgages, and publicly traded bonds.

                INVESCO Total Return

                This mutual fund invests in stocks and bonds. It owns stocks in conservative, well-known companies that have the potential for continued strong profit growth and are selling less expensively as compared to their prospects and past prices. The fund also holds short-and intermediate-term bonds.

                Small Company Blend Account

                This mutual fund invests in stocks of smaller, seasoned companies where potential for long-term growth is expected to be above average. The account looks at both growth and value stocks, resulting in a "blended" portfolio.

                International Stock Account

                This mutual fund invests in common stocks of companies located outside the United States, mainly in Western Europe and Asia. Countries and industries are selected after evaluating the economic, social, and political factors of each market.

                Stock Index 500 Account

                This mutual fund invests in the common stocks of those companies listed in the Standard and Poor's 500 Stock Index. Beginning April 19, 1999, this fund was replaced by the Large Cap Stock Index Fund.

                Barnett Inc. Common Stock

                This investment option invests in the common stock of Barnett
                Inc.

                Guaranteed Interest Account (Maturities at June 30, 2002, June 30, 2003, or June 30, 2004)

                The Guaranteed Interest Account investments are private market bonds, commercial mortgages, and mortgage-backed securities. Money placed in this account earns a guaranteed interest rate for a specific number of years.

                Real Estate Account

                The real estate fund invest primarily in real estate investment trusts ("REITs") of various types. REITs are companies that develop and manage real estate properties.

                Large Cap Stock Index

                This mutual fund invests in stocks of U.S. companies of larger sizes with more stable stock prices. The fund targets slow growth companies that often come from utilities, energy, financial, and cyclical sectors.

        Benefits Payments

        Participants in service may make hardship withdrawals from their voluntary contributions upon demonstrating immediate and heavy financial need. No withdrawals may be made from company contributions.

        Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his/her account or annual installments over a ten-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his/her account as a lump-sum distribution.

        Participant Loans

        The Plan permits a participant to borrow up to 50% of his/her vested account balance, subject to certain limitations. Interest rates on outstanding loans at June 30, 2000 range from 8.5% to 11.5%.

        Vesting

        Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Employees vest in Company contributions ratably over five years of service based on the following schedule:

                                                                    Vesting
                    Years of Service                              Percentage
                ------------------------------------           -----------------

                 Less than one year                                     0%
                 One year but less than two                            20
                 Two years but less than three                         40
                 Three years but less than four                        60
                 Four years but less than five                         80
                 Five years or more                                   100


2.      SUMMARY OF ACCOUNTING POLICIES

        Basis of Accounting

        The financial statements of the Plan are prepared using the accrual method of accounting.

        Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

        Investment Valuation and Income Recognition

        The Plan's investments are stated at fair value as determined by quoted market prices on the last day of the plan year.

        Purchases and sales of securities are recorded on a settlement date basis which does not materially differ from the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        Plan Expenses

        Substantially, all administrative plan expenses are paid by the Plan.

        Adoption of Statement of Position 99-3

        The Plan has adopted the provisions of Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," in these plan financial statements. This SOP simplifies disclosures for certain investments of the Plan. Certain reclassifications of the prior year amounts have been made to conform with the current year presentation under the provisions of SOP 99-3.


3.      INVESTMENTS

        The carrying values of individual investments that represent 5% or more of the Plan's net assets.

           Fair value, as determined by quoted market value:
               American Century:  20th Century Ultra                                      $1,301,209
               U.S. Stock Account                                                            700,876
               Guaranteed Interest Account, maturities at June 30, 2002,
                  June 30,2003, or June 30, 2004                                             666,998
               Vanguard Wellington                                                           433,930
               Bond & Mortgage Account                                                       399,423
               Small Company Blend Account                                                   384,620
               International Stock Account                                                   371,210
               INVESCO Total Return                                                          308,170
               Large Cap Stock Index                                                         201,789


4.      PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

5.      RELATED-PARTY TRANSACTIONS

        Certain plan investments are shares of mutual funds managed by Prinicpal Life Insurance Company. Principal Life Insurance Company is the investment manager as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were approximately $14,000 for the year ended June 30, 2000.


6.      TAX STATUS

        The Plan obtained its determination letter on April 16, 1998 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and that the trust continues to be tax-exempt under Section 501(a) of the IRC.


  7.    SUBSEQUENT EVENT

        On September 29, 2000, Wilmar Industries, Inc. acquired all of the outstanding stock of Barnett Inc. As of September 29, 2000, Barnett Inc. common stock is no longer an investment option for plan participants. Management has not yet determined the effect of the merger, if any, on the Plan going forward.

                                                                      SCHEDULE I



                                  BARNETT INC.

                    PROFIT SHARING AND 401(k) RETIREMENT PLAN


      SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                  JUNE 30, 2000




                                                                                                                            Current
         Identity of Party Involved                                 Description of Investment                                Value
----------------------------------------------------    -------------------------------------------------------------    -----------

*     PRINCIPAL LIFE INSURANCE COMPANY                  U.S. Stock Account                                               $   700,876
                                                        Guaranteed Interest Account (maturities at June 30, 2002,
                                                            June 30, 2003, or June 30, 2004)                                 666,998
                                                        Bond & Mortgage Account                                              399,423
                                                        Small Company Blend Account                                          384,620
                                                        International Stock Account                                          371,210
                                                        Large Cap Stock Index                                                201,789
                                                        Money Market Account                                                   4,610
                                                        Real Estate Account                                                    4,584

      INVESCO                                           INVESCO Total Return                                                 308,170

      AMERICAN CENTURY                                  American Century:  20th Century Ultra                              1,301,209

      VANGUARD                                          Vanguard Wellington                                                  433,930

*     BARNETT INC.                                      Barnett Inc. common stock                                            137,615

*     PLAN PARTICIPANTS                                 Participant loans with varying maturities and interest
                                                           rates ranging from 8.5% to 11.5%                                   57,671
                                                                                                                           ---------
                                                                                                                          $4,972,705
                                                                                                                           =========



                        *Represents a party in interest.

          The accompanying notes are an integral part of this schedule.

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS








As independent certified public accountants, we hereby consent to the incorporation by reference of our report included in this Form 11-K, into the Company's previously filed Registration Statement on Form S-8 File Nos. 333-23431 and 333-30485.





ARTHUR ANDERSEN LLP



Jacksonville, Florida
December 18, 2000

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, in the State of Florida, on December 18, 2000.


                                       BARNETT INC.
                                       PROFIT SHARING AND 401(k) RETIREMENT PLAN


                                       PAUL JANKE, TRUSTEE



                                       By:  /s/  Paul Janke
                                       Paul Janke
                                       Vice President